SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE MONTH OF DECEMBER 2003

Commission File No. 333-8880

SATELITES MEXICANOS, S.A. de C.V.

Blvd. M. Avila Camacho No. 40 Col. Lomas de Chapultepec 11000 Mexico, D.F. Mexico (52) 55-5201-0800

The registrant files annual reports under cover of Form 20-F.

The registrant is not furnishing the information contained in this form to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

On November 17, 2003, Satélites Mexicanos, S.A. de C.V. (“Satmex”) experienced anomalies with its electrical XIPS (xenon ion propulsion system) on Satmex 5. There has been no interruption in service to customers. Satmex 5, a Boeing 601HP satellite, uses XIPS as its primary propulsion system to maintain the satellite's in-orbit position.

Satmex 5 was launched in 1998 with a primary and a secondary XIPS, each designed to provide station-keeping activities during the full 15 years of the satellite’s design life. To provide further back-up, Satmex 5 has an independent chemical propulsion system that provides station-keeping operations, and could fulfill an estimated 3.5 years of station-keeping needs in the event of a dual XIPS failure.

During standard station-keeping procedures initiated November 17, 2003, one of the XIPS on the Satmex 5 satellite failed to operate satisfactorily. The alternative XIPS was started on December 1, 2003, and it initially failed to operate satisfactorily. Satmex engineers and the manufacturer, Boeing Satellite Systems, working together, have returned the alternative XIPS to standard operating service. Currently, one of the XIPS is performing nominally, and testing and station-keeping operations continue.

Should both XIPS fail, Satmex will begin to use the chemical propulsion system for all station-keeping procedures to provide continuity of service to customers. Satmex’s plan to launch Satmex 6 in the second quarter of 2004 will substantially expand capacity and provide back-up for Satmex 5.

Satmex 5 is currently insured, and Satmex is currently negotiating for a renewal policy. Any such renewal policy will be likely to contain exclusions for failure of the XIPS and any related systems, and be subject to the provision of additional technical information, satisfactory to the insurers, regarding the operational condition of Satmex 5. An uninsured loss of Satmex 5 would have a material adverse effect on Satmex’s financial condition and results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SATÉLITES MEXICANOS, S.A. de C.V.

By: /S/ Cynthia Pelini

Cynthia Pelini Chief Financial Officer Date: December 3, 2003